

April 16, 2010

By U.S. Mail and Facsimile to: (415) 984-8701

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251

> **Re:** **IMH Financial Corporation**
> **IMH Secured Loan Fund, LLC**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed April 6, 2010**
> **File Nos. 333-164087 and 333-164087-01**

Dear Mr. Albers:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Registration Statement on Form S-4

General

1. We continue to evaluate your response to comment 3 in our letter dated March 31, 2010. We may have further comment.

Cover Page of Consent Solicitation/Prospectus

2. We note your response to comment 5 in our letter dated March 31, 2010. We also note that you have included the additional disclosure in response to this comment on the cover page of the registration statement. Please revise to include the

additional disclosure on the cover page of the consent solicitation/prospectus, rather than the cover page of the registration statement.

Questions and Answers about the Consent Solicitation…, page 1

3.   Please add a question and answer about appraisal rights. In particular, please include a brief discussion of the Manager's position that the transaction does not constitute a "roll-up" along with cross-references to the sections which include more detailed discussions and risk factors.

Summary, page 19

4.   Please include a "Recent Developments" section to update the financial information and related disclosure with any material information on your financial condition and results of operations for the most recent quarterly period.

Termination of Selling Agreements, page 26

5.   We note the disclosure on page 27 with regard to amounts owed "by the Manager or the Fund" in connection with the selling agreements. Please revise your disclosure to clarify what the Fund's obligation is to make payments to broker-dealers. The operating agreement appears to state that these expenses are paid exclusively by the Manager.   If the Fund is not obligated to make payments, please confirm that this obligation was considered in the valuation of the Manager.

6.   Please tell us how you considered the obligations and issuance of the warrants for purposes of your pro forma presentation.

7.   Please tell us how you determined the value of the selling agreements and how you determined 200,000 shares was appropriate compensation.

8.   Please file the selling agreements as exhibits.

Votes Required to Approve the Conversion Transactions…, page 30

9.   Please revise this discussion to include a cross-reference to the first full risk factor on page 53. Please revise the corresponding discussion on page 84 accordingly.

Risk Factors, page 45

If the Conversion Transactions were to be deemed a "roll-up"…, page 53

10.   Please revise this risk factor to clarify that the determination that the Conversion
        Transactions do not constitute a "roll-up" transaction is a judgment made by the
        Manager that is not entirely free from doubt and that a court might not agree with
        this determination. Please also discuss the implications of a court determining
        that the transaction is a "roll-up" after the consummation of the Conversion
        Transactions, including the likely remedies available and the impact on
        continuing operations.

Unaudited Pro Forma Condensed Combined Financial Information, page 140

11.   We note your response our previous comment 12 regarding your adoption of ASC
        810-10-25-38 (SFAS 167), including your statement that you adopted SFAS 167
        as of January 1, 2010 and that it is likely that the Manager will consolidate the
        Fund as of January 1, 2010. We continue to evaluate your response to this
        comment as it relates to the question of whether the acquisition of the Manager by
        the Fund is a transfer under common control under ASC 805-10-15-4.

Management's Discussion and Analysis of IMH Secured Loan Fund LLC

Factors Affecting our Financial Results

Loan Modifications, page 184

12.   We note your response to previous comment 17 regarding your disclosure on page
        185 that "in no case have any of our loan modifications been deemed to represent
        a 'troubled debt restructuring' in accordance with GAAP." As previously
        requested, please address the following to more clearly explain how you
        determined that certain of your modifications did not represent troubled debt
        restructurings under ASC 310-40-15:

        a.   We understand that you routinely make modifications to your loans, in
                part to extend the maturity of the loan as part of the normal progression of
                the construction or development of the underlying properties.   At the time
                of the modification, please tell us how you determined whether the debtor
                was in financial difficulty as referenced in ASC 310-40-15-5.

        b.   Tell us how you evaluated each modification to determine whether a
                concession was granted as part of the modification. Specifically, address
                how you considered whether maintaining the same interest rate upon
                modification or reducing the interest rate upon modification was a

concession under ASC 310-40-15-5.

c.   As part of your response, please revise your policy disclosure to confirm, if true, that you analyze each modification individually to determine whether it was a troubled debt restructuring.

d.   Please specifically tell us how you evaluated the modifications made prior to the fourth quarter of 2008 in evaluating whether a concession was made and whether borrowers were in a state of financial difficulty. To that effect, please identify how you considered your disclosure on page 184 that "Beginning in mid-2008, the macro-economic business environment (i.e., demand) for bridge loans deteriorated significantly as financing from third party lenders to 'take out' the Fund's bridge loans materially diminished." Further, describe how you considered whether market credit spreads for such loans had increased prior to the fourth quarter 2008 such that concessions were made as part of your modifications.

Important Relationships Between Capital Resources and Results of Operations, page 186

13.   You disclose on page 195 that you engaged Cushman & Wakefield to perform valuation services on certain properties and projects. Please revise to provide a consent from Cushman & Wakefield as an expert.

Allowance for Credit Loss and Fair Value Measurement, page 190

14.   We continue to evaluate your response dated April 13, 2010 related to the valuation methodologies applied your Real Estate Owned and the collateral underlying your loan portfolio. We may have further comment based on our analysis.

Comparison of Rights of Holders of IMH…, page 265

Appraisal Rights, page 276

15.   Please revise the "Voting Rights" discussion to address the difference in voting rights between the Fund and IMH Financial Corporation related to dissolution. We note, in that regard, that members can dissolve the Fund by a majority vote and without the concurrence of the Manager. In contrast, it appears that the dissolution of IMH Financial Corporation may be authorized without action of the directors if all the stockholders entitled to vote consent in writing.

16.   You disclose on page 277 that the Manager believes that the compensation set forth in Article 14 of the operating agreement represents the "Manager compensation" contemplated by the definition of "roll-up" and that all such

compensation is eliminated as a result of the Conversion Transactions. Please tell us, with a view towards revised disclosure, the basis for your narrow reading of the term "Manager compensation". Please consider in your response if you would arrive at the same conclusion using the substantially similar "management compensation" language in Item 901(c)(2)(vii) of Regulation S-K. If not, please tell us why you would interpret the two terms differently.

17.   When discussing the investment objectives of the Fund, you refer to the "investment policy" described in the Memorandum and state that the Fund intends to pursue substantially the same objectives the Fund has pursued since inception. In the last paragraph on page 10, however, you refer to IMH Financial Corporation's revised investment policy. Please expand your "Investment Objectives" discussion to address the particular revisions to the investment policy and how they impact your analysis supporting the conclusion that there will not be a significant adverse change to the investment objectives.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

                                        Sincerely,

                                        Kathryn McHale
                                        Attorney Advisor

cc: Peter T. Healy, Esq.
        O'Melveny & Myers LLP
        (By facsimile)